## SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Persons during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 20, 2024. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

| Date of Transaction | Buy/Sell | Shares | Price Per Share ($) |
|---|---|---|---|
| 04/03/2025 | Sell | (28,324) | 5.97 |
| 07/31/2025 | Sell | (43,100) | 6.35 |
| 07/31/2025 | Buy | 43,100 | 6.35 |
| 08/18/2025 | Sell | (1,250,000) | 8.86 |
| 08/18/2025 | Sell | (1,150,000) | 8.86 |
| 08/18/2025 | Sell | (350,000) | 8.86 |
| 08/18/2025 | Sell | (2,421,676) | 8.85 |